EXHIBIT 99.1
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[PUBLICIS GROUPE S.A. LOGO]


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PRESS RELEASE
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CONTACTS AT PUBLICIS GROUPE SA:
PIERRE BENAICH, INVESTOR RELATIONS                        +33 1 4443 6500
LAURENCE REY, CORPORATE COMMUNICATIONS                    +33 1 4443 7010


             PUBLICIS GROUPE REVENUES UP 2.4% IN FIRST HALF OF 2002; MAINTAINS OUTLOOK FOR BETTER THAN INDUSTRY GROWTH FOR FULL YEAR


PARIS, AUGUST 13, 2002--Publicis Groupe SA announced a first half 2002 increase of 2.4 per cent in consolidated revenues, totaling 1,176 Billion euros, compared to 1,148 Billion euros for the same period last year.

On a fully comparative basis, revenues would have decreased 3.6 per cent, compared to the industry's worldwide slowdown estimated at approximately 6 per cent for the period.

Maurice Levy, Chairman/CEO of Publicis Groupe SA, made the following comments:
"We had indicated at several points that there was little visibility in the advertising market. This was confirmed by the marketplace's behavior in the second quarter, when the slowdown accentuated to a level of about six per cent for the full first half of 2002. The decrease was particularly noticeable in the United States and in some European countries, especially in Germany. Yet despite the losses of Frito-Lay and Saturn in the United States, our Group fared better than the market as a whole. Our recent strong new business performance demonstrates our ability to win in a particularly flat market. The impact of the wins will start to be felt in October / November. We believe the high level of 2001 margins is almost secured for 2002. We are emphasizing three specific directions: a smooth and productive integration of Bcom3 as soon as the closing of the acquisition, likely in September, protecting our client account portfolio through ever-stronger and more innovative client service, and improving our margins. In that regard, we confirm our objective of 15 per cent EBIT by the end of 2003, after integration of Bcom3. In the same way, we can confirm that the Group should perform better than the marketplace as a whole in 2002."


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REVENUES BY GEOGRAPHIC REGION:
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                  MILLIONS        ACTUAL          ORGANIC
                  OF EUROS        GROWTH          GROWTH
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EUROPE              530            +4.3%             -3.3%
NORTH AMERICA       503               0%             -6.2%
ASIA PACIFIC         88            +4.8%             +3.4%
LATIN AMERICA        55            +3.8%             +9.5%
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TOTAL             1,176            +2.4%             -3.6%
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REVENUES BY QUARTER:
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                                   ACTUAL          ORGANIC
                  2002    2001     GROWTH          GROWTH
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FIRST QUARTER     576     550       +4.6%            -2.2%
SECOND QUARTER    600     598       +0.3%            -4.8%
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TOTAL            1,176   1,148      +2.4%            -3.6%
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The global advertising market in the second quarter was more difficult than foreseen. In the case of Publicis, this followed the end of work with Saturn and Frito-Lay in the United States.
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FIRST HALF BILLINGS
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Consolidated billings of Publicis Groupe SA at the end of June 2002 totaled 9.7
Billion euros, compared with 7.5 Billion euros for the same period in 2001, or an increase of 29 per cent. The development of media buying and consulting in the Group makes this figure a relatively less significant indicator than in the past. However, it continues to reflect a level of activity in the Group.


NEW BUSINESS: STRONG PERFORMANCE IN THE SECOND QUARTER
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In the first quarter of 2002, Publicis Groupe S.A. had 130 million euros of net new business, a figure out of line with the usual strong flow of net Group new business, and which reflected the impact of the significant January loss of the Saturn account in the United States. During the second quarter, net new business bounced back to 700 million euros. The total, therefore, for net new business for the first half amounted to more than 800 million euros.

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Second quarter new business 'wins' include:

Publicis Worldwide:
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Hewlett-Packard/Compaq's global account for advertising and relationship marketing for 'products and solutions'; Vobis Microcomputer in Germany, Anatel in Brazil, the Equipment Ministry in the Netherlands, the government of the State of Victoria in Australia, Uni2 and Linea Directa in Spain, Akbank/Axess in Turkey, and Curves for Women in the United States.


Saatchi & Saatchi Worldwide:
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Pampers for the Americas and Asia, Kandoo in Europe for Procter & Gamble,
launching T-Mobile's brand (formerly VoiceStream) in the United States; Olympus in Australia, Imperio Bonanca insurance in Portugal, ATL Telecom in Brazil and NEPAD in South Africa.


Fallon Worldwide:
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Dyson and L'Oreal/Fructis in the United States.

In addition, Publicis Worldwide and Fallon Worldwide together won the global account for the Nestle Purina brand, including the division's numerous brands such as One, Pro.Plan and Beneful. This very significant win demonstrates the effect of synergies among the Publicis Groupe's agencies.


The Zenith Optimedia Group (media counsel and buying)
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The global account for Hewlett-Packard/Compaq, COI/Inland Revenue, COI/Works and
Pensions, and Allied Domecq/Malibu in the UK, Weichuan Foods in Taiwan, HSBC and Schering Plough/Claritin in the United States, General Mills in Canada, Co-op in Norway, L'Oreal/Garnier in Mexico, Vestel Group in Turkey, and Cussons in
Poland.


Nelson Communications (healthcare communications):
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Accounts for Johnson&Johnson/Imodium, BMS Excedrin, and Pfizer/PHHL.

The principal account losses for the second quarter were Woolwich in the United Kingdom, Austria Telecom in Austria, NRMA in Australia, and Long John Silver in the United States.


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STRATEGIC DEVELOPMENT: TARGETED AND MEASURED ACQUISITIONS
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Publicis' strategic development in the first half of 2002 focused on the area of specialized marketing and services agencies (SAMS). Acquisitions included Gravitas, a Japanese relationship marketing agency; Johnston & Associates, a firm representing both the public and private sector before the U.S. federal government, including Congress; Magnesium, a marketing services agency in Belgium; and, in France, Publicis Dialog strengthened its offer through the acquisition of Media Publics in business travel, Sales Story in relationship marketing, and ECA 2 in events communication. In addition, Publicis broadened its offer in the Netherlands through the July 2002 acquisition of Van Sluis, a leading corporate strategic communications agency.

In terms of geographic presence, the Publicis Worldwide network doubled its size in Mexico in July 2002, through the acquisition of advertising agency Arredondo/De Haro and the integration of design agency Artymana.


BOND ISSUE ('OCEANE'):
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Publicis Groupe S.A. launched in January, 2002, an issue of 690 million euro bonds convertible into or exchangeable for new or existing Publicis shares. The aim was to refinance a large portion of group borrowing, previously essentially short term, and reduce average interest expense through a particularly attractive interest rate (yield-to-maturity 2.75%).


ANNOUNCEMENT OF THE MERGER WITH BCOM3 AND OF A STRATEGIC PARTNERSHIP WITH DENTSU
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The Group's major news in the first half concerned the significant strategic move to acquire Bcom3, seventh-largest global advertising and communications services group, and the related agreement with Dentsu, the leading Japanese group with a significant Asian presence (see press release of March 7, 2002).

Upon completion of this acquisition Publicis Groupe S.A. will become one of the `top tier' global advertising and communications groups, fourth largest worldwide, with revenues in excess of 4.5 Billion euros. It will control, in addition to Publicis Worldwide and Saatchi & Saatchi Worldwide, the networks of Leo Burnett Worldwide, D'Arcy Worldwide, as well as the media counsel and buying agency Starcom MediaVest.

The announcement has been extremely well-received by both employees and clients of the two groups.


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Required regulatory approvals have been addressed and are moving ahead toward likely completion by September. Following the approval by the U.S. Securities and Exchange Commission, which could occur rapidly, the last step will be the approval by Bcom3 shareholders who would meet in September. Closing would occur after their approval.


FIRST HALF RESULTS FOR PUBLICIS GROUPE S.A.
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First-half results will be issued, as announced previously, on September 10, following the board meeting.


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PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group (AdAge ranking, April 2002) following the closing of the acquisition of Bcom3, with operations in 109 countries on five continents.

The Group's activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications and healthcare communications. Publicis Groupe is also ranked first worldwide in media consultancy and buying. This comprehensive range of services is made available to clients through the autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, Leo Burnett Worldwide, D'Arcy Worldwide and Fallon Worldwide, in addition to its consultancy and media buying networks: The Zenith Optimedia Group and Starcom MediaVest Group.

Publicis created an innovative communication concept called the Holistic Difference which has provided clients with new impact for their campaigns by taking into account their evolving needs in the context of changing target audiences.

With a staff of 20,592, Publicis Groupe SA reported (before acquisition of Bcom3) year 2001 billings of EUR 16.7 billion, revenues of EUR 2.43 billion and net income of EUR 151 million.

Web sites: www.publicis.com and www.finance.publicis.com
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